

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Jay Taragin
Chief Financial Officer
Churchill Capital Corp VI
640 Fifth Avenue, 12th Floor
New York, NY 10019

> **Re: Churchill Capital Corp VI**
> **Form S-1 filed January 11, 2021**
> **File No. 333-252005**

Dear Mr. Taragin :

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed January 11, 2021

Summary, page 2

1. We note that you can access funds in the trust, up to $1,000,000 annually, to pay taxes and working capital expenses as "permitted withdrawals." Please clarify, in your definition of "permitted withdrawals" that notwithstanding the annual limitation, such withdrawals can only be made from interest and not from the principal held in the trust.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction